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                                                                    EXHIBIT 99.2

       AMENDMENT TO MANAGEMENT INFORMATION CIRCULAR AND NOTICE OF MEETING


TO: ALL SHAREHOLDERS OF COOLBRANDS INTERNATIONAL INC.

The Management Information Circular of CoolBrands International Inc. (the "Company") dated January 17, 2005 in respect of a meeting of shareholders to be held on February 25, 2005 is hereby amended to provide that Richard Smith, Irwin Simon and Mark Stevens will not be standing for election as directors, and that
L. Joshua Sosland will be standing for election as a director. Accordingly, nine nominees will be proposed at the meeting to be held February 25, 2005: Robert E. Baker, Joseph Binder, Beth Bronner, Romeo DeGasperis, Aaron Serruya, Michael Serruya, David M. Smith, Joshua Sosland and David J. Stein. The election of Robert E. Baker, Joseph Binder, and Beth Bronner shall be conditional upon the enactment of the special resolution attached as Exhibit "A" (which will be put to the shareholders at the meeting to be held February 25, 2005) and whose election shall be effective upon and not before such passage.

The special resolution must also be passed at a confirmatory general meeting as required by Section 87(1) of the Companies Act (Nova Scotia), which will be held on Friday, March 11, 2005 at 10:00 a.m. (Toronto time) to confirm the special resolution (if such resolution is approved by three-quarters of votes present at the annual meeting). The confirmatory meeting will be held at the offices of the Company at 8300 Woodbine Avenue, 5th Floor, Markham, Ontario, L3R 9V7.

A revised form of proxy is enclosed for use in connection with the meetings. Holders of multiple voting shares and subordinate voting shares who are unable to attend the meetings in person are requested to sign and return the form of proxy in the envelope provided for that purpose. To be effective, proxies must be received before 5:00 p.m. (Toronto time) on February 24, 2005 by Equity Transfer Services Inc., 120 Adelaide Street West, Suite 420, Toronto, Ontario, M5H 3V1, or by facsimile at 416-361-0470, or by the close of business on the business day preceding the date of any adjourned or postponed meeting, or be presented prior to the commencement of the meeting or any adjourned or postponed meeting. Proxies received following the meeting to be held on February 25, 2005, and prior to 5:00 p.m. (Toronto time) on the business day prior to the March 11, 2005 confirmatory meeting will be voted at the confirmatory meeting to be held March 11, 2005 with respect to item (a) set forth in the revised form of proxy. Only shareholders of record at the close of business on January 17, 2005 are entitled to notice of the meetings and any adjournment or postponement thereof, while only shareholders of record as of the close of business on January 17, 2005 are entitled to vote at the meetings, except to the extent that a person has transferred any multiple voting shares or subordinate voting shares after that date and the new holder of such shares establishes proper ownership and demands not later than 10 days before the date of the meeting to be included in the list of shareholders eligible to vote at the meetings. Proxies previously delivered will be voted as substituted.

DATED at Markham, Ontario this 16th day of February, 2005

                                          BY ORDER OF THE BOARD OF DIRECTORS

                                          /s/ Aaron Serruya
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                                   EXHIBIT "A"

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT the articles of association of the Company be amended (i) by deleting Article 63 therefrom and substituting therefor, as Article 63, the following, effective immediately,

          Unless otherwise determined by resolution of shareholders, the number of directors shall not be less than five or more than fifteen.

and (ii) by deleting Article 65 therefrom and substituting therefor, as Article 65, the following, effective immediately,

          The continuing directors may act notwithstanding any vacancy in their body, but if their number falls below the minimum permitted, the directors shall not, except in emergencies or for the purpose of filling vacancies, act so long as their number is below the minimum.

and that the amendment of the articles of association of the Company shall not in any way prejudice or affect any acts, matters or things done or performed by the shareholders, directors, officers or agents of the Company pursuant hereto.